

October 25, 2010

William J. Clifford
Chief Financial Officer
Penn National Gaming, Inc.
825 Berkshire Blvd., Suite 200
Wyomissing, Pennsylvania 19610

     Re: **Penn National Gaming, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed on February 26, 2010
              File No. 000-24206

Dear Mr. Clifford:

      We have reviewed your response letter dated October 7, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill and other intangible assets, page 39

1.   We note your response to our prior comment one. Please revise your disclosure in future filings to disclose the basis for your belief that disclosing information regarding the percentage by which fair value exceeded the carrying value as of the most recent step one of the impairment test for reporting units that are at risk of failing step one of the impairment test will not provide meaningful information and that this information could be potentially misleading similar to the language provided in your response letter. Additionally, please revise to disclose your statement that you believe that at this time all of your reporting units are at risk of goodwill impairment charges in future periods

regardless of the margin by which the current fair value of your reporting unit exceeds its carrying value and that such margin cannot and should not be relied upon to predict which properties are most at risk for future impairment charges. Please provide us with a copy of your intended revised disclosure.

You may contact Aamira Chaudhry at 202-551-3389 for questions regarding the financial statements. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief